EXHIBIT 3.2


                             CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60603

                                 April 26, 2005



Van Kampen Funds Inc.
1221 Avenue of the Americas
New York, New York  10020

The Bank of New York
BNY Atlantic Terminal
2 Hanson Place, 12th Floor
Brooklyn, New York  11217

                     Re: Van Kampen Unit Trusts, Series 497
--------------------------------------------------------------------------------

Ladies/Gentlemen:

         We have acted as counsel for Van Kampen Funds Inc., depositor of Van Kampen Unit Trusts, Series 497 (the "Fund"), in connection with the issuance of units of fractional undivided interest in the Fund (the "Units"), under a trust agreement dated April 26, 2005 (the "Indenture") among Van Kampen Funds Inc., as depositor, (the "Depositor") Van Kampen Asset Management, as supervisor, and The Bank of New York, as trustee (the "Trustee"). The Fund is comprised of the following unit investment trust: Dividend Income & Value Portfolio 2005-2 (the "Trust").

         In this connection, we have examined the registration statement and the prospectus for the Fund, the Indenture, and such other instruments and documents as we have deemed pertinent. The opinions expressed herein assume that the Trust will be administered, and investments by the Trust from proceeds of subsequent deposits, if any, will be made, in accordance with the terms of the Indenture.

         The assets of the Trust will consist of a portfolio of equity securities (the "Equity Securities") as set forth in the Prospectus. For purposes of this opinion, it is assumed that each Equity Security is equity for federal income tax purposes.

         Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing United States Federal income tax law:

                   (i) The Trust is not an association taxable as a corporation for Federal income tax purposes but will be governed by the provisions of subchapter J (relating to trusts) of chapter 1, of the Internal Revenue Code of 1986 (the "Code").

                  (ii) A Unitholder will be considered as owning a pro rata share of each asset of the Trust in the proportion that the number of Units held by him or her bears to the total number of Units outstanding. Under subpart E, subchapter J of chapter 1 of the Code, income of the Trust will be treated as income of each Unitholder in the proportion described above, and an item of Trust income will have the same character in the hands of a Unitholder as it would have if the Unitholder directly owned the Trust's assets. Each Unitholder will be considered to have received his or her pro rata share of income derived from the Trust asset at the time when such income would be considered to be received by the Unitholder if the Unitholder directly owned the Trust's assets. A Unitholder's pro rata portion of distributions of cash or property by a corporation with respect to an Equity Security ("dividends" as defined by Section 316 of the Code ) are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends which exceed such current and accumulated earnings and profits will first reduce the Unitholder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Equity Security, shall be treated as gain from the sale or exchange of property. However, it should be noted that under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act") certain dividends received by the Trust may qualify to be taxed at the same new rates that apply to net capital gain, provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009.

                 (iii) The price a Unitholder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Equity Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases the Units), in order to determine his or her tax basis for his or her pro rata portion of each Equity Security held by the Trust.

                  (iv) Gain or loss will be recognized to a Unitholder (subject to various nonrecognition provisions under the Code) upon redemption or sale of his or her Units, except to the extent an in kind distribution of stock is received by such Unitholder from the Trust as discussed below. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of his or her Units. Before adjustment, such basis would normally be cost if the Unitholder had acquired the Units by purchase. Such basis will be reduced, but not below zero, by the Unitholder's pro rata portion of certain dividends.

                   (v) If the Trustee disposes of a Trust asset (whether by sale, taxable exchange, liquidation, redemption or otherwise) gain or loss will be recognized to the Unitholder (subject to various nonrecognition provisions under the Code) and the amount thereof will be measured by comparing the Unitholder's aliquot share of the total proceeds from the transaction with his or her basis for his or her fractional interest in the asset disposed of. Such basis is ascertained by apportioning the tax basis for his or her Units (as of the date on which the Units were acquired) among each of the Trust's assets (as of the date on which the Units were acquired) ratably according to their values as of the valuation date nearest the date on which he or she purchased such Units. A Unitholder's basis in his or her Units and of his or her fractional interest in the Trust asset must be reduced, but not below zero, by the Unitholder's pro rata portion of certain dividends.

                  (vi) Under the Indenture, under certain circumstances, a Unitholder may request an in kind distribution of Equity Securities upon the redemption of Units or upon the termination of the Trust. As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets. By electing to receive a distribution of Equity Securities, a Unitholder will receive whole shares of stock and possibly cash. The potential federal income tax consequences which may occur under an in kind distribution with respect to each Equity Security owned by the Trust will depend upon whether or not a Unitholder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Equity Securities in exchange for his or her pro rata portion of the Equity Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a Trust asset or a fractional share of an Equity Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his or her tax basis in such Trust asset or fractional share. The total amount of taxable gains (or losses) recognized upon such redemption will generally equal the sum of the gain (or loss) recognized under the rules described above by the redeeming Unitholder with respect to each Equity Security owned by the Trust.

         A domestic corporation owning Units in the Trust may be eligible for the 70% dividends received deduction pursuant to Section 243(a) of the Code with respect to such Unitholder's pro rata portion of dividends received by its Trust (to the extent such dividends are taxable as ordinary income and are attributable to domestic corporations), subject to the limitations imposed by Sections 246 and 246A of the Code.

         To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

         Section 67 of the Code provides that certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by individuals only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions subject to this limitation.

         A Unitholder will recognize taxable gain (or loss) when all or part of his or her pro rata interest in an Equity Security is either sold by the Trust or redeemed or when a Unitholder disposes of his Units in a taxable transaction, in each case for an amount greater (or less) than his or her tax basis therefor, subject to various non-recognition provisions of the Code.

         It should be noted that capital gains can be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions." In addition, the Code treats certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period.

         It should be noted that payments to the Trust of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because under the grantor trust rules, an investor is deemed to have paid directly his or her share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. A required holding period is imposed for such credits.

         Any gain or loss recognized on a sale or exchange will, under current law, generally be capital gain or loss.

         The scope of this opinion is expressly limited to the matters set forth herein, and, except as expressly set forth above, we express no opinion with respect to any other taxes, including foreign, state or local taxes, foreign investors, broker-dealers or collateral tax consequences with respect to the purchase, ownership and disposition of Units.

         Katten Muchin Zavis Rosenman may rely on the foregoing opinion for purposes of rendering its opinion to the Fund dated as of today regarding certain New York tax matters.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-123112) relating to the Units referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.

                                                               Very truly yours,


                                                          CHAPMAN AND CUTLER LLP